Mail Stop 4561

July 30, 2009

Via Mail and Facsimile to (315) 738-0562

Mr. John W. Sammon, Jr.
Chairman of Board and President
PAR Technology Corporation
8383 Seneca Turnpike
New Hartford, NY 13413-4991

      Re: PAR Technology Corporation
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed March 16, 2009
             Form 10-Q for Fiscal Quarter Ended March 31, 2009
             Filed May 11, 2009
             File No. 001-09720

Dear Mr. Sammon:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                            Sincerely,

                            Maryse Mills-Apenteng
                            Special Counsel